

January 12, 2015

Mr. C. Eric Winzer
Senior Vice President and Chief Financial Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 201
Gaithersburg, MD 20878

> **Re:** **OpGen, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 31, 2014**
> **CIK No. 0001293818**

Dear Mr. Winzer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 2 of our letter dated December 19, 2014 and we reissue the comment in part. It is still unclear how you distinguish your commercialized and non-commercialized products from similar products in the market. For example, please further revise to clarify if non-culture based tests similar to yours are currently available and can provide results in 24-72 hours or less. Your revised disclosure should clarify the reasons why you believe that other tests are less comprehensive than those that you offer.

2. We note your response to prior comment 3 and reissue the comment in part. Please revise the description of your different products to summarize your "re-positioning into

the clinical diagnostics market" as discussed in the third through fifth paragraphs on page 42.

3. We note your response to prior comment 5 and we reissue the comment. The distinction between development and commercialization of the Acuitas MDRO Gene Test remains unclear in the filing. Please further revise. Your revised disclosure should clarify the milestones and approximate timelines for achieving them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

4. We note your revised disclosure and response to comment 15 of our letter dated December 19, 2014 and reissue the comment in part. Please revise your discussion of material trends to further clarify (1) your re-positioning into the clinical diagnostics market, (2) the industry developments referenced in the last paragraph on page 14 and (3) the resulting anticipated material impacts on your operations.

Recent Developments, page 42

5. We note here and on page 46 that you disclose your current operating assumptions indicate that cash on hand as of September 30, 2014 will not be sufficient to fund operations through the end of 2014. In consideration of your assumptions and given that fiscal year 2014 has now ended, please update your disclosure as necessary to discuss your ability to continue to fund your operating and capital needs, including any additional financing that has been obtained.

Condensed Balance Sheet (Unaudited) at September 30, 2014, page F-29

6. Please revise to also disclose the authorized, issued and outstanding redeemable convertible preferred stock and common stock at December 31, 2013 (actual) and September 30, 2014 (pro forma). Also tell us how you arrived at the pro forma common stock value of $59,930 at September 30, 2014 given the 5,862,401 common shares issued and outstanding, pro forma as of that date (page 37).

Other

7. We note your response to comment 31 and revisions to page II-3 of the registration statement. Please advise us of any agreement or contract covering the $2 million aggregate bridge funding. Additionally, please revise Liquidity and Capital Resources on page 46 and Certain Relationships on page 89 as applicable to address the funding and the terms of the related party transactions.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mary J. Mullany, Esq.
        Ballard Spahr LLP